

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

<u>Via E-mail</u>
Irma Colón-Alonso
President
Pay Mobile, Inc.
7695 S.W. 104<sup>th</sup> Street
Suite 210
Miami, FL 33156

> **Re:     Pay Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **Form 8-K filed June 12, 2012**
> **File No. 001-16851**

Dear Ms. Colón-Alonso:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Exhibits</u>

1.     We note that you have not filed any exhibits with your periodic reports on Form 10-K and Form 10-Q other than your certifications.  Please confirm that you will include in your future filings all of the exhibits required to be filed.  In this regard, we specifically note, without limitation, that you have not filed your articles of incorporation, bylaws, or any amendments thereto or the March 24, 2011 Share Exchange Agreement.

Form 8-K Filed June 12, 2012

2.       We note that on June 11, 2012, you rescinded the reverse merger agreement previously entered into in March 2011 with Pay Mobile.   Tell us whether the Rescission Agreement has been consummated and tell us how you intend to account for this transaction.  Also, tell us your consideration to file this information under Item 1.02 and Item 2.01 of Form 8-K and to include pro forma financial information pursuant to Item 9.01(b) of Form 8-K. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

3.       We note your disclosure indicating that you have rescinded the March 24, 2011 Share Exchange Agreement with Pay Mobile Inc.  In your response, please address the following matters and provide us with copies of both the Share Exchange and the Rescission Agreements:

- Please provide us with a brief description of the material circumstances that led to the rescission of the March 24, 2011 Share Exchange Agreement;
- Please identify the parties to the Rescission Agreement and tell us whether all of the signatories to the Share Exchange Agreement are also signatories to the Rescission Agreement.  Provide a brief description of any material relationship between the company or its affiliates and any of the parties to the Rescission Agreement. Additionally, discuss any adverse consequences or liabilities incurred by the company as a result of rescinding the agreement;
- Please specify any provisions of the Share Exchange Agreement that contemplate rescission or unwinding of the reverse merger with Pay Mobile Inc., the Delaware corporation;
- Tell us by what agreement and on what terms you re-issued and "assigned" to Irma Colón-Alonso the previously cancelled 50 million shares of common stock, which were owned by previous management, and tell us whether the previous owners of those shares were parties to the agreement.  Please provide us with a copy of any such agreement.  In addition, confirm that you will file the Rescission Agreement as an exhibit to your next Form 10-Q;
- We note that your disclosure addresses the disposition of the shares issued by the company in the Share Exchange Agreement as a result of the rescission.  Please also tell us the disposition of all of the issued and outstanding shares of Pay Mobile, the Delaware corporation, that were transferred to the company under the Share Exchange Agreement; and
- Please clarify whether your statement that the company "reverted back to the pre-acquisition status" means that you are reverting to your status as a shell company.  If

so, please revise your disclosure to clarify this and to discuss the risks or limitations associated with your shell company status.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters or if you need any further assistance.  If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel at (202) 551-3457 or Barbara Jacobs, Assistant Director at (202) 551-3735.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief